Filed Pursuant to Rule 433

Registration No. 333-213160

October 31, 2017

GATX Corporation

PRICING TERM SHEET

October 31, 2017

Issuer:	GATX Corporation

Security:	3.500% Senior Notes due 2028

Size:	$300,000,000

Maturity Date:	March 15, 2028

Coupon:	3.500%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2018

Benchmark Treasury:	UST 2.250% due August 15, 2027

Benchmark Treasury Price and Yield:	98-29; 2.376%

Spread to Benchmark Treasury:	T+118 bps

Yield to Maturity:	3.556%

Price to Investors:	99.521%

Redemption:	At any time prior to December 15, 2027 at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 20 basis points; and on or after December 15, 2027, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

Pricing Date:	October 31, 2017

Expected Settlement Date:	November 2, 2017 (T+2)

Expected Ratings*:	Baa2 / BBB (Stable / Stable) (Moody’s / S&P)

CUSIP/ISIN:	361448 BA0 / US361448BA03

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC The Williams Capital Group, L.P. BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.